UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2011.
Commission File No. 333-08880
MEXICAN SATELLITES,
a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
Satélites Mexicanos, S.A. de C.V.
Avenida Paseo de la Reforma No. 222, pisos 20 y 21
Col. Juárez
México, D.F., 06600,
México (52)55-2629-5800
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form
20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES
On July 5, 2011, the registrant issued a press release “SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCES THE FILING on June 20, 2011, OF ITS ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2010 WITH THE U.S SECURITIES EXCHANGE COMMISSION (“SEC”) .” A copy of the press release is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

Exhibit 99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated July 5, 2011
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos. S.A. de C.V. (Registrant)
Date: July 5, 2011	By:	/s/ Pablo Manzur y Bernabéu
		Name:	Pablo Manzur y Bernabéu
		Title:	General Counsel